SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                        For the month of February, 2006

                    CHINA PETROLEUM & CHEMICAL CORPORATION
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     T            Form 40-F _____
                   ---------

    (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

         Yes                        No     T
            --------                   --------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
         N/A



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This Form 6-K consists of:

The announcement on the twenty-fourth meeting of the second session of the board of directors of China Petroleum & Chemical corporation (the "Registrant") on February 15, 2006, made by the Registrant in English on February 15, 2006.

                                   SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        China Petroleum & Chemical Corporation



                                                               By: /s/ Chen Ge

                                                                 Name: Chen Ge

                                    Title: Secretary to the Board of Directors



Date: February 15, 2006

                       [CHINA PETROLEUM GRAPHIC OMITTED]
          (a joint stock limited company incorporated in the People's
                  Republic of China with limited liability)
                              (Stock Code: 0386)
                      (Overseas Regulatory Announcement)

                 Announcement of the resolutions passed at the Twenty-Fourth Meeting of the Second Session of the Board


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Sinopec Corp. and the Board confirm the truth, accuracy and completeness of the information contained in this announcement and collectively and individually accept full responsibility for any fraudulent representation, misrepresentation or material omission herein

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The Twenty-fourth Meeting of the Second Session of the board of directors (the
"Board") of China Petroleum & Chemical Corporation ("Sinopec Corp.") was held on 15 February 2006 (the "Meeting") by way of written resolutions. The following resolutions were passed at the Meeting.

1. The Meeting considered the making of a voluntary general offer for the shares of a subsidiary listed in the People's Republic of China, Sinopec Qilu Petrochemical Company Limited, and the following resolutions were approved:

1.1 Approved the making of a voluntary general offer for all the shares of Sinopec Qilu Petrochemical Company Limited in circulation by Sinopec Corp. at a price of RMB10.18 per share and approved the Sinopec Qilu Petrochemical Company Limited General Offer Report;

1.2 Authorised the Chairman, Mr. Chen Tonghai, or any director acting alone or jointly at his sole discretion to make any amendment to the above general offer report, to finalise and publish an announcement of the above general offer for and on behalf of Sinopec Corp., sign and submit to any governmental authority any relevant report or document and do any other act (including the signing of all relevant document) in connection with the above general offer.

2. The Meeting considered the making of a voluntary general offer for the shares of a subsidiary listed in the People's Republic of China, Sinopec Yangzi Petrochemical Company Limited, and the following resolutions were approved:

2.1 Approved the making of a voluntary general offer for all the shares of Sinopec Yangzi Petrochemical Company Limited in circulation by Sinopec Corp. at a price of RMB13.95 per share and approved the Sinopec Yangzi Petrochemical Company Limited General Offer Report;

2.2 Authorised the Chairman, Mr. Chen Tonghai, or any director acting alone or jointly at his sole discretion to make any amendment to the above general offer report, to finalise and publish an announcement of the above general offer for and on behalf of Sinopec Corp., sign and submit to any governmental authority any relevant report or document and do any other act (including the signing of all relevant document) in connection with the above general offer.

3. The Meeting considered the making of a voluntary general offer for the shares of a subsidiary listed in the People's Republic of China, Sinopec Zhongyuan Oil and Gas Dynamic Company Limited, and the following resolutions were approved:

3.1 Approved the making of a voluntary general offer for all the shares of Sinopec Zhongyuan Oil and Gas Dynamic Company Limited in circulation by Sinopec Corp. at a price of RMB12.12 per share and approved the Sinopec Zhongyuan Oil and Gas Dynamic Company Limited General Offer Report;

3.2 Authorised the Chairman, Mr. Chen Tonghai, or any director acting alone or jointly at his sole discretion to make any amendment to the above general offer report, to finalise and publish an announcement of the above general offer for and on behalf of Sinopec Corp., sign and submit to any governmental authority any relevant report or document and do any other act (including the signing of all relevant document) in connection with the above general offer.

4. The Meeting considered the making of a voluntary general offer for the shares of a subsidiary listed in the People's Republic of China, Sinopec Shengli Oilfield Company Limited, and the following resolutions were approved:

4.1 Approved the making of a voluntary general offer by Sinopec Corp. for all the shares of Sinopec Shengli Oilfield Company Limited in circulation and all non-circulated shares not held by Sinopec Corp. at a price of RMB10.30 per circulated share and RMB5.60 per non-circulated share and approved the Sinopec Shengli Oilfield Company Limited General Offer Report;

4.2 Authorised the Chairman, Mr. Chen Tonghai, or any director acting alone or jointly at his sole discretion to make any amendment to the above general offer report, to finalise and publish an announcement of the above general offer for and on behalf of Sinopec Corp., sign and submit to any governmental authority any relevant report or document and do any other act (including the signing of all relevant document) in connection with the above general offer.


                                               By Order of the Board
                                      China Petroleum & Chemical Corporation
                                                      Chen Ge
                                        Secretary to the Board of Directors


Beijing, PRC, 15 February 2006


As at the date of this announcement, the directors of Sinopec Corp. are Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors of the Company are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director of the Company is Mr. Cao Yaofeng.